EXHIBIT 99.1

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Regulus Therapeutics Inc.

We have audited the accompanying balance sheets of Regulus Therapeutics Inc. as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Therapeutics Inc. at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

February 23, 2016

Regulus Therapeutics Inc.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$15,960	$37,327
Short-term investments	98,103	122,416
Restricted cash	1,256	—
Contract and other receivables	10,021	274
Prepaid expenses	8,159	4,192
Other current assets	759	742

Total current assets	134,258	164,951
Property and equipment, net	5,400	3,568
Intangibles, net	1,081	1,150
Other assets	344	1,811

Total assets	$141,083	$171,480

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,717	$2,188
Accrued liabilities	6,329	4,402
Accrued compensation	2,392	2,108
Current portion of deferred revenue	1,194	3,097
Convertible note payable, at fair value	—	23,397

Total current liabilities	12,632	35,192
Deferred revenue, less current portion	2,065	3,252
Other long-term liabilities	2,308	1,022

Total liabilities	17,005	39,466
Commitments and Contingencies (Note 8)
Stockholders’ equity:
Common stock, $0.001 par value; 200,000,000 shares authorized, 52,669,266 and 48,944,530 shares issued and outstanding at December 31, 2015 and 2014, respectively	53	49
Additional paid-in capital	315,673	267,929
Accumulated other comprehensive loss	(133)	(197)
Accumulated deficit	(191,515)	(135,767)

Total stockholders’ equity	124,078	132,014

Total liabilities and stockholders’ equity	$141,083	$171,480

See accompanying notes to these financial statements.

Regulus Therapeutics Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

	2015	2014	2013
Revenues:
Revenue under strategic alliances and collaborations	$20,759	$7,669	$19,569

Total revenues	20,759	7,669	19,569
Operating expenses:
Research and development	56,387	41,046	29,942
General and administrative	19,130	11,533	7,429

Total operating expenses	75,517	52,579	37,371

Loss from operations	(54,758)	(44,910)	(17,802)
Other income (expense):
Interest and other income	855	388	292
Interest and other expense	(52)	(39)	(36)
Loss from valuation of convertible note payable	(1,811)	(12,118)	(1,145)

Loss before income taxes	(55,766)	(56,679)	(18,691)
Income tax benefit (expense)	18	(1)	23

Net loss	$(55,748)	$(56,680)	$(18,668)

Other comprehensive loss:
Unrealized gain (loss) on short-term investments, net	64	(181)	36

Comprehensive loss	$(55,684)	$(56,861)	$(18,632)

Net loss per share, basic and diluted	$(1.08)	$(1.29)	$(0.49)

Weighted average shares used to compute basic and diluted net loss per share	51,411,353	44,090,165	38,479,447

See accompanying notes to these financial statements.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance at December 31, 2012	35,831,808	$36	$122,528	$(52)	$(60,419)	$62,093
Issuance of common stock upon exercise of options	732,483	1	593	—	—	594
Stock-based compensation expense	—	—	3,422	—	—	3,422
Issuance of common stock under Employee Stock Purchase Plan	48,035	—	201	—	—	201
Issuance of common stock, net of $434 of offering costs	5,175,000	5	45,774	—	—	45,779
Unrealized gain on short-term investments	—	—	—	36	—	36
Net loss	—	—	—	—	(18,668)	(18,668)

Balance at December 31, 2013	41,787,326	$42	$172,518	$(16)	$(79,087)	$93,457
Issuance of common stock upon exercise of options	1,006,515	1	2,232	—	—	2,233
Stock-based compensation expense	—	—	7,039	—	—	7,039
Issuance of common stock under Employee Stock Purchase Plan	38,085	—	283	—	—	283
Issuance of common stock in private placement	1,303,780	1	9,568	—	—	9,569
Issuance of common stock, net of $347 of offering costs	4,808,824	5	76,289	—	—	76,294
Unrealized loss on short-term investments	—	—	—	(181)	—	(181)
Net loss	—	—	—	—	(56,680)	(56,680)

Balance at December 31, 2014	48,944,530	$49	$267,929	$(197)	$(135,767)	$132,014
Issuance of common stock upon exercise of options	2,298,618	2	6,678	—	—	6,680
Stock-based compensation expense	—	—	15,368	—	—	15,368
Issuance of common stock under Employee Stock Purchase Plan	69,380	—	492	—	—	492
Conversion of convertible note payable into common stock	1,356,738	2	25,206	—	—	25,208
Unrealized gain on short-term investments	—	—	—	64	—	64
Net loss	—	—	—	—	(55,748)	(55,748)

Balance at December 31, 2015	52,669,266	$53	$315,673	$(133)	$(191,515)	$124,078

See accompanying notes to these financial statements.

Regulus Therapeutics Inc.

STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2015	2014	2013
Operating activities
Net loss	$(55,748)	$(56,680)	$(18,668)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	1,591	1,490	1,360
Loss from valuation of convertible note payable	1,811	12,118	1,145
Stock-based compensation	15,368	7,039	3,422
Amortization of premium on investments, net	1,472	1,597	1,439
Loss on disposal of long-term assets	98	18	—
Change in operating assets and liabilities:
Contracts and other receivables	(9,746)	(196)	(79)
Prepaid expenses	(3,967)	(1,795)	(1,890)
Other assets	(176)	(87)	(393)
Accounts payable	529	940	860
Accrued liabilities	2,094	556	1,355
Accrued compensation	284	811	(51)
Deferred revenue	(3,090)	(5,039)	(16,819)
Deferred rent and other liabilities	(379)	(282)	(11)

Net cash used in operating activities	(49,859)	(39,510)	(28,330)

Investing activities
Purchases of short-term investments	(78,401)	(113,417)	(72,005)
Sales and maturities of short-term investments	101,306	85,421	31,951
Purchases of property and equipment	(1,363)	(1,146)	(800)
Acquisition of intangibles	(67)	(65)	(35)

Net cash provided by (used in) investing activities	21,475	(29,207)	(40,889)

Financing activities
Proceeds from issuance of common stock, net	492	86,146	45,980
Proceeds from exercise of common stock options	6,680	2,233	594
Principal payments on other long-term obligations	(155)	(142)	(100)

Net cash provided by financing activities	7,017	88,237	46,474

Net (decrease) increase in cash and cash equivalents	(21,367)	19,520	(22,745)
Cash and cash equivalents at beginning of period	37,327	17,807	40,552

Cash and cash equivalents at end of period	$15,960	$37,327	$17,807

Supplemental disclosure of cash flow information
Net changes in restricted cash	$1,256	$—	$—

Interest paid	$(27)	$(39)	$(37)

Income taxes paid	$(1)	$(1)	$(1)

Supplemental disclosure of non-cash investing and financing activities
Allowance for tenant improvements	$1,656	$—	$653

Amounts accrued for property and equipment	$223	$76	$—

Amounts accrued for patent expenditures	$28	$42	$11

See accompanying notes to these financial statements.

Regulus Therapeutics Inc.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. The Business, Basis of Presentation and Summary of Significant Accounting Policies

Regulus Therapeutics Inc. was originally formed as a Delaware limited liability company under the name Regulus Therapeutics LLC on September 6, 2007, when Alnylam Pharmaceuticals, Inc. (“Alnylam”) and Ionis Pharmaceuticals, Inc., (“Ionis”) (formerly, Isis Pharmaceuticals, Inc.), contributed significant intellectual property, know-how and financial and human capital to pursue the development of drugs targeting microRNAs pursuant to a license and collaboration agreement. Regulus Therapeutics Inc. was converted to a Delaware corporation on January 2, 2009. As used herein, unless the context suggests otherwise, “the Company,” “our,” “us” and “we” means Regulus Therapeutics Inc.

Use of Estimates

Our financial statements are prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions.

Revenue Recognition

Our revenues generally consist of upfront payments for licenses or options to obtain licenses in the future, milestone payments and payments for other research services under strategic alliance and collaboration agreements. We recognize revenues when all four of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Multiple element arrangements, such as our strategic alliance agreements with Sanofi and AstraZeneca AB (“AstraZeneca”) and our collaboration agreement with Biogen Inc. (“Biogen”), formerly Biogen Idec MA Inc., are analyzed to determine whether the deliverables within the agreement can be separated or whether they must be accounted for as a single unit of accounting. Deliverables under the agreement will be accounted for as separate units of accounting provided that (i) a delivered item has value to the customer on a stand-alone basis; and (ii) if the agreement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. The allocation of consideration amongst the deliverables under the agreement is derived using a “best estimate of selling price” if vendor specific objective evidence and third-party evidence of fair value is not available. If the delivered element does not have stand-alone value, the arrangement is then accounted for as a single unit of accounting, and we recognize the consideration received under the arrangement as revenue on a straight-line basis, which approximates effort over our estimated period of performance, which for us is often the expected term of the research and development plan.

Milestones

We apply the milestone method of accounting to recognize revenue from milestone payments when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved and the payment is non-refundable, provided that the milestone event is substantive. A milestone event is defined as an event (i) that can only be achieved based in whole or in part on either our performance or on the occurrence of a specific outcome resulting from our performance; (ii) for which there is substantive uncertainty at the inception of the arrangement that the event will be achieved; and (iii) that would result in additional payments being due to us. Events for which the occurrence is either contingent solely upon the passage of time or the result of a counterparty’s performance are not considered to be milestone events. A milestone event is substantive if all of the following conditions are met: (i) the consideration is commensurate with either our performance to achieve the milestone, or the enhancement of the value to the delivered item(s) as a result of a specific outcome resulting from our performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the consideration is reasonable relative to all the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

We assess whether a milestone is substantive at the inception of each arrangement. If a milestone is deemed non-substantive, we will account for that milestone payment using a method consistent with the related units of accounting for the arrangement over the related performance period.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying balance sheets. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue.

Stock-Based Compensation

We account for stock-based compensation expense related to stock options granted to employees and members of our board of directors by estimating the fair value of each stock option on the date of grant using the Black-Scholes option pricing model. We recognize stock-based compensation expense using the accelerated multiple-option approach. Under the accelerated multiple-option approach (also known as the graded-vesting method), we recognize compensation expense over the requisite service period for each separately vesting tranche of the award as though the award was in substance multiple awards, resulting in accelerated expense recognition over the vesting period. For performance-based awards granted to employees (i) the fair value of the award is determined on the grant date, (ii) we assess the probability of the individual milestones under the award being achieved and (iii) the fair value of the shares subject to the milestone is expensed over the implicit service period commencing once management believes the performance criteria is probable of being met.

We account for stock options granted to non-employees using the fair value approach. Stock options granted to non-employees are subject to periodic revaluation over their vesting terms.

Research and Development

Research and development costs are expensed as incurred and consist of costs associated with research activities supporting our drug discovery efforts, compensation and related benefits, non-cash stock-based compensation, license fees, laboratory supplies and associated overhead and facility costs. In certain circumstances, we make non-refundable advance payments to purchase goods and services for future use in research and development activities pursuant to contractual arrangements. In those instances, we capitalize these amounts and record expense in the period that we receive the goods or when services are performed.

Income Taxes

Income taxes are accounted for under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements using the enacted tax rates and laws that are anticipated to be in effect when the differences are expected to reverse. We provide a valuation allowance against net deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or if future deductibility is uncertain.

In accordance with the accounting standards for uncertain tax positions, the Company evaluates the recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

Fair Value Option

Applicable accounting policies permit entities to choose, at specified election dates, to measure specified items at fair value if the decision about the election is: (1) applied instrument by instrument, (2) irrevocable, and (3) applied to an entire instrument. The balance of our convertible note payable, which was valued under the fair value option, was converted into shares of common stock in January 2015 (see Note 4).

Clinical Trial and Pre-Clinical Study Accruals

We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Our accrued expenses for pre-clinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by clinical trial investigational sites, clinical research organizations (“CROs”) and for other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. In accruing for these services, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate these services based on other information available to us. If we underestimate or overestimate the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued liabilities have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals.

Cash and Cash Equivalents

We classify time deposits and other investments that are highly liquid and have maturities of 90 days or less at the date of purchase as cash equivalents. The carrying amounts approximate fair value due to the short maturities of these instruments.

Restricted Cash

Restricted cash consists of amounts received for a specific and limited purpose, and therefore not available for general operating activities. In August 2015, we received $1.4 million in connection with our facility lease agreement with Walton Torrey Owner B, L.L.C, entered into in July 2015. The use of these funds are restricted to costs associated with the relocation of our corporate headquarters. As of December 31, 2015, our restricted cash balance was approximately $1.3 million.

Short-Term Investments

We carry short-term investments classified as available-for-sale at fair value as determined by prices for identical or similar securities at the balance sheet date. Our short-term investments consist of both Level 1 and Level 2 financial instruments in the fair value hierarchy. We record unrealized gains and losses as a component of other comprehensive loss within the statements of operations and comprehensive loss and as a separate component of stockholders’ equity. We determine the realized gains or losses of available-for-sale securities using the specific identification method and include net realized gains and losses in interest income.

At each balance sheet date, we assess available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. We consider factors including: the significance of the decline in value compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, the length of time the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility and the market and economy in general. When we determine that a decline in the fair value below its cost basis is other-than-temporary, we recognize an impairment loss in the year in which the other-than-temporary decline occurred. We determined that there were no other-than-temporary declines in the value of short-term investments as of December 31, 2015 or 2014.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents and short-term investments. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to significant risk. We maintain our cash equivalents and short-term investments with three financial institutions. We invest our excess cash primarily in commercial paper, certificates of deposit and debt instruments of financial institutions and corporations. Additionally, we adhere to established guidelines regarding approved investments and maturities of investments, which are designed to preserve their principal value and maintain liquidity.

Property and Equipment

We carry our property and equipment at cost, which consists of lab equipment, computer equipment and software, furniture and fixtures and leasehold improvements. Property and equipment is depreciated using the straight-line method over the estimated useful lives (generally three to five years). Leasehold improvements are amortized over the lesser of their useful life or the remaining lease term, including any renewal periods that are deemed to be reasonably assured. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred.

Intangibles

We capitalize costs which consist principally of outside legal costs and filing fees related to obtaining patents. We review our capitalized patent costs periodically to determine that they include costs for patent applications that have future value and an alternative future use. We evaluate costs related to patents that we are not actively pursuing and write off these costs. We amortize patent costs over their patent lives, beginning with the date the patents are issued. The weighted average remaining life of the issued patents was approximately 11 years at December 31, 2015.

We obtain licenses from third parties and capitalize the costs related to exclusive licenses that have alternative future use within multiple potential programs. We amortize capitalized licenses over their estimated useful life or term of the agreement, which for current licenses is 10 years.

Impairment of Long-Lived Assets

We regularly review the carrying amount of our property, equipment and intangible assets to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. If indications of impairment exist, projected future undiscounted cash flows associated with the asset are compared to the carrying amount to determine whether the asset’s value is recoverable. If the carrying value of the asset exceeds such projected undiscounted cash flows, the asset will be written down to its estimated fair value. No impairment charges were recorded during the years ended December 31, 2015, 2014 or 2013.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. To date, we have viewed our operations and managed our business as one segment operating primarily within the United States.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and/or circumstances from non-owner sources. Our only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities. Comprehensive gains (losses) have been reflected in the statements of operations and comprehensive loss and as a separate component in the statements of stockholders’ equity for all periods presented.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-9, Revenue from Contracts with Customers (“ASU 2014-19”). Adoption of ASU No. 2014-9 requires that an entity recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein and requires expanded disclosures. We are currently evaluating the impact of adoption on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern, which requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. This standard is effective for annual reporting periods ending after December 15, 2016 and interim periods thereafter. Early application is permitted. The adoption of this guidance will have no impact on our financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that deferred tax liabilities and assets be classified as non-current in the balance sheet. This standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has elected to adopt this ASU prospectively, as is permitted under the standard. The adoption of this standard did not have a material impact on our financial statements for the year ended December 31, 2015 and will not have a material impact in future years.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which eliminates the requirement for public companies to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. Additionally, the standard requires public entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. Furthermore, the standard requires presentation of financial assets and liabilities by measurement category and form of financial asset on the balance sheet or accompanying notes to the financial statements. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the impact of adoption on our financial statements.

2. Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common stock equivalents are comprised of options outstanding under our stock option plans and convertible note payable, which was converted into common stock in January 2015. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted net loss per share.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Years ended December 31,
	2015	2014	2013
Common stock options	1,674,119	2,566,423	3,639,270
Convertible note payable	—	1,461,474	1,411,659

Total	1,674,119	4,027,897	5,050,929

3. Investments

We invest our excess cash in commercial paper and debt instruments of financial institutions and corporations. As of December 31, 2015, our short-term investments had a weighted average maturity of less than two years.

The following tables summarize our short-term investments (in thousands):

	Maturity (in years)	Amortized cost	Unrealized		Estimated fair value
			Gains	Losses
As of December 31, 2015
Corporate debt securities	2 or less	$81,054	$16	$(103)	$80,967
Certificates of deposit	2 or less	13,640	—	—	13,640
Commercial paper	1 or less	3,490	6	—	3,496

Total		$98,184	$22	$(103)	$98,103

	Maturity (in years)	Amortized cost	Unrealized		Estimated fair value
			Gains	Losses
As of December 31, 2014
Corporate debt securities	2 or less	$105,085	$2	$(167)	$104,920
Certificates of deposit	2 or less	14,600	—	—	14,600
Commercial paper	1 or less	2,895	1	—	2,896

Total		$122,580	$3	$(167)	$122,416

4. Fair Value Measurements

We have certain financial assets and liabilities recorded at fair value which have been classified as Level 1, 2, or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The accounting standards provide an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. The accounting standards prioritize the inputs used in measuring the fair value into the following hierarchy:

•	Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

•	Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 includes financial instruments for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including management’s own assumptions.

The following table presents our fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014 (in thousands):

	Fair value as of December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$15,152	$15,152	$—	$—
Corporate debt securities	80,967	—	80,967	—
Certificates of deposit	13,640	—	13,640	—
Commercial paper	3,496	—	3,496	—

	$113,255	$15,152	$98,103	$—

	Fair value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$37,072	$37,072	$—	$—
Corporate debt securities	104,920	—	104,920	—
Certificates of deposit	14,600	—	14,600	—
Commercial paper	2,896	—	2,896	—

	$159,488	$37,072	$122,416	$—

Liabilities:
Convertible note payable	$23,397	$—	$—	$23,397

We obtain pricing information from quoted market prices or quotes from brokers/dealers. We generally determine the fair value of our investment securities using standard observable inputs, including reported trades, broker/dealer quotes, bids and/or offers. Refer to Note 3 for information regarding our investments.

The following table presents a reconciliation of the liability measured at fair value using significant unobservable inputs (Level 3) from December 31, 2014 to December 31, 2015 (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance at December 31, 2014	$23,397
Change in estimated fair value of convertible note payable	1,811
Convertible note converted to shares of common stock	(25,208)

Balance at December 31, 2015	$—

We used an income approach in the form of a convertible bond valuation model to value the convertible note payable. The convertible bond model considered the debt and option characteristics of the note. The key inputs to the model as of December 31, 2014 were volatility of 110%, risk-free rate of 0.10% and credit spread of 9.7%. The volatility inputs were based on historical and implied volatility of peer companies. Peer companies were materially consistent with those used to determine volatility for stock-based compensation. Beginning in 2014, our historical volatility was included with the peer companies for purposes of estimating volatility. As of December 31, 2014, the volatility input included 60% weighting of our historical volatility and 40% weighting of historical and implied volatility of peer companies. The risk-free rate inputs were based on the yield of U.S. Treasury Strips as of each date. The credit spread inputs were based on an analysis of our creditworthiness and market rates for comparable straight debt instruments. On January 29, 2015, the principal balance of the convertible note payable was converted into 1,356,738 shares of common stock, at a conversion price of $4.00 per share. A final valuation upon conversion at January 29, 2015 was performed, considering only the option characteristics of the note as its conversion was certain. Key inputs of volatility, risk-free rate and credit spread were considered, however, the final valuation was substantially driven by the number of shares of common stock issued upon conversion (1,356,738) and our stock price on the date of conversion ($18.58). Upon issuance of the common stock, the fair value of the convertible note was classified into stockholders’ equity.

We recorded a loss from the change in valuation of the convertible note payable of $1.8 million, $12.1 million and $1.1 million on the statements of operations and comprehensive loss for the years ended December 31, 2015, 2014 and 2013, respectively.

5. Strategic Alliances and Collaborations

The following table summarizes our total revenues from our strategic alliances and collaborations during the periods presented (in thousands):

	Year ended December 31,
	2015	2014	2013
AstraZeneca	$18,871	$1,859	$1,859
Sanofi	71	979	15,336
GSK	—	3,509	1,778
Biogen	1,817	1,122	596
Other	—	200	—

Total	$20,759	$7,669	$19,569

AstraZeneca

In August 2012, we entered into a collaboration and license agreement with AstraZeneca. Under the terms of the agreement, we have agreed to collaborate with AstraZeneca to identify, research and develop compounds targeting three microRNA alliance targets primarily in the fields of cardiovascular diseases, metabolic diseases and oncology. Pursuant to the agreement, we granted AstraZeneca an exclusive, worldwide license to thereafter develop, manufacture and commercialize lead compounds designated by AstraZeneca in the course of the collaboration activities against the alliance targets for all human therapeutic uses. Under the terms of the agreement we are required to use commercially reasonable efforts to perform all research, development and manufacturing activities described in the research plan, at our cost, until the acceptance of an IND or the end of the research term, which extends until the fourth anniversary of the date of the agreement, and may be extended only by mutual written agreement of us and AstraZeneca. Following the earlier to occur of the acceptance of an IND in a major market or the end of the research term, AstraZeneca will assume all costs, responsibilities and obligations for further development, manufacture and commercialization of alliance product candidates.

Under the terms of the agreement, we received an upfront payment of $3.0 million in October 2012. We determined the elements within the agreement should be treated as a single unit of accounting because the delivered element, the license, does not have stand-alone value. As a result, we are recognizing revenue related to the upfront payment on a straight-line basis over our estimated period of performance, which is four years based on the expected term of the research and development plan.

Concurrently with the collaboration and license agreement, we entered into a Common Stock Purchase Agreement (“CSPA”) with AstraZeneca, pursuant to which we agreed to sell to AstraZeneca an aggregate of $25.0 million of our common stock in a private placement concurrently with our initial public offering, at a price per share equal to the initial public offering price. In October 2012, in accordance with the CSPA, we sold AstraZeneca 6,250,000 shares of our common stock at a price per share of $4.00. Further, the CSPA stipulated that AstraZeneca could not sell, transfer, make any short sale of, or grant any option for the sale of any common stock for a 365-day period following the effective date of our initial public offering. Accounting standards for multiple element arrangements contains a presumption that separate contracts negotiated and/or entered into at or near the same time with the same entity were negotiated as a package and should be evaluated as a single agreement. We valued the discount applied to the shares of common stock due to the one-year restriction. Based upon restricted stock studies of similar duration and a Black-Scholes valuation to measure a discount for lack of marketability, $4.3 million was attributed to the collaboration and license agreement. We continue to recognize the $4.3 million into revenue ratably over the estimated period of performance of the collaboration. As of December 31, 2015, deferred revenue associated with the collaboration and license agreement and CSPA was $1.1 million, which we are expecting to recognize over the remaining contractual term and corresponding estimated period of performance of less than one year.

In March 2015, we earned a $2.5 million preclinical milestone payment upon AstraZeneca’s selection of RG-125, a GalNAc-conjugated anti-miR targeting microRNA-103/107, as a lead compound under the agreement. In December 2015, we earned a $10.0 million clinical milestone payment upon AstraZeneca’s first patient dosing in a first-in-human Phase I clinical study of RG-125. If all three targets are successfully developed and commercialized through pre-agreed sales targets, we could receive additional milestone payments of up to $485.5 million, including preclinical milestones of up to $2.5 million upon selection of a lead compound, up to $113.0 million for clinical milestones, and up to $370.0 million for commercialization milestones. In addition, we are entitled to receive royalties based on a percentage of net sales which will range from the mid-single digits to the low end of the 10 to 20% range, depending upon the product and the volume of sales, which royalties may be reduced in certain, limited circumstances.

We have evaluated the contingent event-based payments under our collaboration and license agreement with AstraZeneca and determined that the preclinical payments and the milestone earned for the initiation of a Phase I clinical trial meet the definition of substantive milestones. Accordingly, revenue for these achievements will be recognized in its entirety in the period when the milestone is achieved and collectability is reasonably assured. Other contingent event-based payments under the agreement for which payment is contingent upon the results of AstraZeneca’s performance will not be accounted for using the milestone method. Such payments will be recognized as revenue over the remaining estimated period of performance, if any, and when collectability is reasonably assured.

In January 2015, we entered into a letter agreement with AstraZeneca to amend the collaboration and license agreement. Under the terms of the letter agreement, we agreed to perform additional miR-103/107 program research and development activities related to RG-125. AstraZeneca agreed to fund 50% of the costs for these additional activities, as outlined in the letter agreement. In accordance with the collaboration and license agreement, AstraZeneca funded 100% of the costs for product manufacturing activities outlined in the letter agreement necessary to support a Phase I clinical study. In December 2015, the Company’s technology was transferred by us to AstraZeneca. Upon completion of the technology transfer, we have no further obligation and AstraZeneca will be responsible for all future development of RG-125. As of December 31, 2015, the Company’s obligations under the letter agreement were substantially complete. We recognized $4.5 million for the year ended 2015 for the performance of research and development and product manufacturing activities outlined in the letter agreement and the deferred revenue balance as of December 31, 2015 was insignificant.

Sanofi

In July 2012, we amended and restated our collaboration and license agreement with Sanofi to expand the potential therapeutic applications of the microRNA alliance targets to be developed under such agreement. We determined that the elements within the strategic alliance agreement with Sanofi should be treated as a single unit of accounting because the delivered elements did not have stand-alone value to Sanofi. The following elements were delivered as part of the strategic alliance with Sanofi: (1) a license for up to four microRNA targets; and (2) a research license under our technology alliance.

In June 2013, the original research term expired, upon which we and Sanofi entered into an option agreement pursuant to which Sanofi was granted an exclusive right to negotiate the co-development and commercialization of certain of our unencumbered microRNA programs and we were granted the exclusive right to negotiate with Sanofi for co-development and commercialization of certain miR-21 anti-miRs in oncology and Alport syndrome. In July 2013, we received an upfront payment of $2.5 million, of which $1.25 million is creditable against future amounts payable by Sanofi to us under any future co-development and commercialization agreement we enter pursuant to the option agreement. Revenue associated with the creditable portion of this option payment remained deferred as of December 31, 2015, and will remain deferred until its application to a creditable transaction. The non-creditable portion of this payment, $1.25 million, was recognized as revenue over the option period from the effective date of the option agreement in June 2013 through the expiration of the option period in January 2014.

In conjunction with the option agreement, we agreed to continue specified research on the miR-21 programs during the option period. We re-evaluated our remaining estimated period of performance from the original research term through the term of the option agreement and amortized the remaining deferred revenue of $10.1 million associated with the initial $25.0 million upfront payment from June 2013 through the expiration of the option period in January 2014.

In February 2014, we and Sanofi entered into a second amended and restated collaboration and license agreement (the “2014 Sanofi Amendment”) to renew our strategic alliance to discover, develop and commercialize microRNA therapeutics to focus on specific orphan disease and oncology targets. Under the terms of our renewed alliance, Sanofi will have opt-in rights to our preclinical fibrosis program targeting miR-21 for the treatment of Alport syndrome, our preclinical program targeting miR-21 for oncology indications, and our preclinical program targeting miR-221/222 for hepatocellular carcinoma (“HCC”). We are responsible for developing each of these programs to proof-of-concept, at which time Sanofi has an exclusive option on each program. If Sanofi chooses to exercise its option on any of these programs, Sanofi will reimburse us for a significant portion of our preclinical and clinical development costs and will also pay us an option exercise fee for any such program, provided that $1.25 million of the $2.5 million upfront option fee paid to us by Sanofi in connection with the June 2013 option agreement will be creditable against such option exercise fee. In addition, we will be eligible to receive clinical and regulatory milestone payments and potentially commercial milestone payments for these programs. We also continue to be eligible to receive royalties on microRNA therapeutic products commercialized by Sanofi and will have the right to co-promote these products.

In connection with the 2014 Sanofi Amendment, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which we sold 1,303,780 shares of our common stock to Aventisub LLC (formerly Aventis Holdings, Inc.) (“Aventis”), an entity affiliated with Sanofi, in a private placement at a price per share of $7.67 for an aggregate purchase price of $10.0 million. Under the terms of the Purchase Agreement, Aventis was not permitted to sell, transfer, make any short sale of, or grant any option for the sale of any common stock for the 12-month period following its effective date. The Purchase Agreement and the 2014 Sanofi Amendment were negotiated concurrently and were therefore evaluated as a single agreement. Based upon restricted stock studies of similar duration and a Black-Scholes valuation to measure the discount for lack of marketability, approximately $0.4 million of the proceeds from the Purchase Agreement was attributed to the 2014 Sanofi Amendment, and represents consideration for the value of the program targeting miR-221/222 for HCC. As this element does not have stand-alone value, we are recognizing the $0.4 million allocated consideration into revenue ratably over the estimated period of performance of the miR-221/222 program. As of December 31, 2015, deferred revenue associated with the Purchase Agreement and the 2014 Sanofi Amendment was $0.3 million, which we are expecting to recognize over the remaining estimated period of performance of approximately four years.

We are eligible to receive milestone payments of up to $101.8 million for proof-of-concept option exercise fees (net of $1.25 million creditable, as noted above), $15.0 million for clinical milestones and up to $300.0 million for regulatory and commercial milestones. In addition, we are entitled to receive royalties based on a percentage of net sales of any products from the miR-21 and miR-221/222 programs which, in the case of sales in the United States, will be in the middle of the 10 to 20% range, and, in the case of sales outside of the United States, will range from the low end to the middle of the 10 to 20% range, depending upon the volume of sales. If we exercise our option to co-promote a product, we will continue to be eligible to receive royalties on net sales of each product in the United States at the same rate, unless we elect to share a portion of Sanofi’s profits from sales of such product in the United States in lieu of royalties.

We have evaluated the contingent event-based payments under the 2014 Sanofi Amendment and determined that the proof-of-concept option exercise fees and clinical milestone payments meet the definition of substantive milestones. Accordingly, revenue for these achievements will be recognized in their entirety in the period when the milestone is achieved and collectability is reasonably assured. Other contingent event-based payments under the 2014 Sanofi Amendment for which payment is contingent upon the results of Sanofi’s performance will not be accounted for using the milestone method. Such payments will be recognized as revenue over the remaining estimated period of performance, if any, and when collectability is reasonably assured.

GSK

In April 2008, we entered into a strategic alliance with GSK to discover, develop and commercialize novel microRNA-targeted therapeutics to treat inflammatory diseases (the “immuno-inflammatory alliance”). In February 2010, we and GSK expanded the strategic alliance to include hepatitis C virus infection (“HCV”) to discover, develop and commercialize microRNA therapeutics targeting miR-122 for the treatment of HCV (the “HCV alliance”). In June 2012, we amended our immuno-inflammatory alliance to extend the target selection period for the fourth collaboration target. We determined that the elements within the immuno-inflammatory alliance should be treated as a single unit of accounting because the delivered elements, the opt-in licenses for microRNA product candidates, did not have stand-alone value to GSK. As a result of the extension of the target selection period, we extended the amortization period for the remaining deferred revenue to approximately eight years, which represented our new estimated period of performance.

In June 2013, the HCV alliance was amended to state that RG-101, and other formulations thereof, will be developed by us independently of our alliance for the treatment of HCV. This amendment removed any further milestone or royalty obligations owed by GSK to us as it relates to RG-101. Concurrently with the amendment, we recorded the remaining $1.1 million in deferred revenue associated with the upfront payment from the HCV alliance, as our estimated period of performance was complete.

In October 2014, we received written notice from GSK of its election to terminate the product development and commercialization agreement. Concurrently with the notice of termination, we recorded the remaining $3.1 million in deferred revenue associated with the upfront payment, as our estimated period of performance was complete. The effective date of the termination was January 15, 2015.

Biogen

In August 2012, we entered into a collaboration and license agreement with Biogen pursuant to which we and Biogen agreed to collaborate on microRNA biomarkers for multiple sclerosis (“MS”). Under the terms of the agreement, in August 2012 we received an upfront payment of $0.8 million. We were also eligible to receive research milestone payments of up to an aggregate of $1.3 million. We considered the elements within the collaboration and license agreement as a single unit of accounting because the delivered element, the license, did not have stand-alone value. As a result, we recognized revenue relating to the upfront payment of $0.8 million on a straight-line basis over our estimated period of performance, which was approximately two years based on the expected term of the research and development plan.

In June 2013, we amended the collaboration and license agreement to provide for revised terms with respect to the initial phase of the research plan and related milestone payment provisions. The amendment did not modify the maximum dollar amount we were originally eligible to receive in connection with the agreement, or our estimated period of performance. In October 2013 and November 2013, we received research milestone payments totaling $0.3 million under the August 2012 collaboration and license agreement.

In August 2014, we entered into a new collaboration and license agreement with Biogen to collaborate on microRNA biomarkers for MS and simultaneously executed an agreement terminating the August 2012 collaboration and license agreement. As a result of the termination agreement, we recognized $0.1 million in deferred revenue associated with the upfront payment, as our estimated period of performance was complete. Pursuant to the terms of the August 2014 collaboration and license agreement, we received an upfront payment of $2.0 million. We determined that the elements within the August 2014 collaboration and license agreement were to be treated as a single unit of accounting because the delivered element, the license, did not have stand-alone value to Biogen. As a result, we recognized revenue relating to the upfront payment of $2.0 million on a straight-line basis over the estimated period of performance, which was approximately one year based on the expected term of the research and development plan.

In July 2015, the collaboration and license agreement was amended to modify the conditions of the third research-based milestone. Additionally, the amendment extended the expected research term from 12 months to 14 months. We recognized the remaining upfront payment on a straight-line basis over the amended expected term. As of September 30, 2015, our period of performance was complete and the deferred revenue balance was zero.

In January 2015, May 2015, and September 2015, we earned research milestone payments under the August 2014 collaboration and license agreement of $0.1 million, $0.3 million and $0.3 million, respectively. We have evaluated the contingent event-based payments under our collaboration and license agreement with Biogen and determined that the research milestone payments met the definition of substantive milestones. Accordingly, revenue for these achievements was recognized in the period the milestones were achieved and collectability was reasonably assured.

6. Property and Equipment, net

The following table summarizes our major classes of property and equipment (in thousands):

	December 31,
	2015	2014
Laboratory equipment	$7,310	$6,394
Computer equipment and software	305	266
Furniture and fixtures	138	119
Leasehold improvements	1,930	1,899
Construction in progress	2,167	43

	11,850	8,721
Less accumulated depreciation and amortization	(6,450)	(5,153)

Property and equipment, net	$5,400	$3,568

Depreciation and amortization of property and equipment of $1.5 million, $1.4 million and $1.3 million was recorded for the years ended December 31, 2015, 2014 and 2013, respectively.

7. Intangible Assets, net

The following table summarizes our major classes of intangible assets (in thousands):

	December 31,
	2015	2014
Patents	$1,081	$1,067
Licenses	379	379

	1,460	1,446
Accumulated amortization	(379)	(296)

Intangibles, net	$1,081	$1,150

Intangible asset amortization of $0.1 million was recorded for each of the years ended December 31, 2015, 2014 and 2013, respectively. Amortization of these intangible assets over the next five years is expected to be approximately $0.1 million per year.

8. Commitments and Contingencies

Operating Lease

We lease office and laboratory space located in San Diego, California, for our corporate headquarters and research facility under an operating lease agreement (the “Lease”). The Lease commenced in July 2010 and provided office and laboratory space, expiring in June 2017.

In connection with the inception of the Lease, we were provided tenant incentives of $0.1 million which was used to construct a leasehold improvement. In addition, we were provided and fully utilized a tenant improvement allowance of approximately $0.6 million, which was used to fund additional leasehold improvements. In January 2011, the Lease was amended to memorialize the payback of the allowance into our base rent. In conjunction with the amendment of the Lease in November 2012 to increase rented space by 7,500 square feet, we were provided an additional tenant improvement allowance of approximately $0.7 million, which was utilized in 2013 to fund leasehold improvements in the newly occupied space. We are obligated to repay our landlord the tenant improvement allowance, plus interest at a fixed rate of 8%, on a monthly basis over the remaining term of the Lease.

The Lease provided for early termination rights after the 60th month of the lease, provided at least 9 months prior written notice however, no early termination rights were available for the additional space occupied in conjunction with the amendment of the Lease in November 2012.

In October 2015, we provided written notice to our landlord of our election to early terminate the Lease. The effective date of termination for the Lease is June 30, 2016. The additional space occupied in conjunction with the amendment of the Lease in November 2012 expires in June 2017. Termination fees associated with the early termination of the Lease are not material.

Rent expense under the Lease for the years ended December 31, 2015, 2014 and 2013 was approximately $0.6 million, $0.7 million and $0.7 million, respectively. We account for the difference between the minimum lease payments and the straight-line amount as deferred rent. Deferred rent under the Lease, which is included in other long-term liabilities, at December 31, 2015 and 2014 was approximately $0.4 million and $0.7 million, respectively. The tenant incentive obligation balance under the Lease at December 31, 2015 and 2014 was approximately $0.3 million and $0.6 million, respectively. We also pay property taxes, maintenance and insurance, which are expensed as incurred.

In July 2015, we entered into a new lease agreement for the lease of approximately 59,000 square feet of office and laboratory space in San Diego, California, for a term of 96 months from the lease commencement date, and anticipate moving the Company’s headquarters into this new space in the first half of 2016. In conjunction with the new lease agreement, we received $1.4 million from our landlord in August 2015 for assistance with costs associated with the relocation of our corporate headquarters. These funds were received for a specific and limited purpose, and therefore are classified as restricted cash and tenant incentive obligation on the Company’s balance sheet. As of December 31, 2015, the Company has used approximately $0.1 million for qualified purposes. In addition, the new lease agreement provided a tenant improvement allowance of up to $8.5 million, which may be used for non-structural leasehold improvements at the new facility. As of December 31, 2015 we have used approximately $1.7 million of the tenant improvement allowance, which is classified as construction in process and deferred rent on the Company’s balance sheet and will be amortized against rent expense on a straight line basis over the term of the lease, commencing upon lease inception.

The future minimum payment summary below includes amounts payable over the remaining period of the Lease and the new lease agreement entered into in July 2015.

As of December 31, 2015, aggregate future annual minimum lease payments for our operating leases are as follows (in thousands):

2016	$1,699
2017	2,330
2018	2,575
2019	2,654
2020	2,733
Thereafter	9,707

$21,698

License Agreements

We have license agreements with third parties that require us to make annual license maintenance payments and future payments upon the success of licensed products that include milestones and/or royalties. Minimum future payments over the next five years are not material.

9. Convertible Note Payable

In October 2012, in conjunction with our initial public offering the Post-IPO GSK Note was established in the principal amount of $5.4 million, with a maturity date of October 9, 2015. At December 31, 2014, the fair value of the Post-IPO GSK

Note was $23.4 million and was classified as “Convertible note payable, at fair value” on the balance sheet. On January 29, 2015, the principal amount outstanding under the Post-IPO GSK Note of $5.4 million was converted into 1,356,738 shares of our common stock at a conversion price of $4.00 per share.

10. Common Stock and Stockholders’ Equity

Common Stock

As of December 31, 2015, there were 52,669,266 shares of common stock outstanding. Each share of common stock is entitled to one vote. The holders of the common stock are also entitled to receive dividends whenever funds are legally available and when declared by our Board of Directors.

Shares Reserved for Future Issuance

The following shares of common stock were reserved for future issuance as of December 31, 2015:

Common stock options outstanding	5,125,667
Common stock available for future grant under the 2012 Plan	1,549,163
Common stock available for future grant under the Inducement Plan	958,052
Employee Stock Purchase Plan	1,260,136

Total common shares reserved for future issuance	8,893,018

The following table summarizes our stock option activity under all equity incentive plans for the year ended December 31, 2015 (shares and aggregate intrinsic value in thousands):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Options outstanding at December 31, 2014	6,643	$6.95
Granted	1,915	$10.98
Exercised	(2,299)	$2.95
Canceled/forfeited/expired	(1,133)	$13.13

Options outstanding at December 31, 2015	5,126	$8.91	7.6	$8,461

Vested or expected to vest at December 31, 2015	4,911	$8.83	7.6	$8,319

Exercisable at December 31, 2015	1,963	$6.37	5.3	$5,816

The weighted average grant date fair value per share of employee stock options granted during the years ended December 31, 2015, 2014 and 2013 was $7.47, $8.37 and $4.14, respectively.

The total intrinsic value of stock options exercised was $21.4 million, $12.1 million and $5.7 million during the years ended December 31, 2015, 2014 and 2013, respectively. Cash received from the exercise of stock options was approximately $6.7 million, $2.2 million and $0.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Stock-Based Compensation

The following table summarizes the weighted average assumptions used to estimate the fair value of stock options and performance stock awards granted to employees under our 2012 Plan and Inducement Plan and the shares purchasable under our 2012 Employee Stock Purchase Plan during the periods presented:

	Year ended December 31,
	2015	2014	2013
Stock options
Risk-free interest rate	1.8%	1.8%	1.9%
Volatility	78.9%	74.3%	72.4%
Dividend yield	—	—	—
Expected term (years)	6.1	6.1	6.1
Performance stock options
Risk-free interest rate	1.8%	2.1%	—%
Volatility	76.7%	69.6%	—%
Dividend yield	—	—	—
Expected term (years)	6.0	6.3	0.0
Employee stock purchase plan shares
Risk-free interest rate	0.1%	0.1%	0.1%
Volatility	76.1%	69.8%	58.8%
Dividend yield	—	—	—
Expected term (years)	0.5	0.5	0.5

Risk-free interest rate - The risk-free interest rate assumption was based on observed interest rates appropriate for the expected term of the stock option grants.

Expected dividend yield - The expected dividend yield assumption was based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends.

Expected volatility - The expected volatility assumption for the year ended December 31, 2015 was based on the historical volatility of the trading price of our common stock. The expected volatility assumption for the year ended December 31, 2014 was based on a combination of volatility of a peer group of similar companies whose share prices were publicly available and the historical volatility of the trading price of our common stock. The expected volatility assumption for the year ended December 31, 2013 was based on volatility of a peer group of similar companies whose share prices are publicly available and the historical volatility of the trading price of our common stock. The peer group was developed based on companies in the biotechnology industry.

Expected term - The expected term represents the period of time that options are expected to be outstanding. Because we do not have sufficient historical exercise behavior data, we determine the expected life using the simplified method, which was an average of the contractual term of the option and its ordinary vesting period.

Forfeitures - We reduce stock-based compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant based upon historical information and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Our estimated forfeiture rates ranged from 3% to 8% for the years ended December 31, 2015 and 2014.

The following table summarizes the allocation of our stock-based compensation expense for all stock awards during the periods presented (in thousands):

	Year ended December 31,
	2015	2014	2013
Research and development	$8,075	$3,939	$2,246
General and administrative	7,293	3,100	1,176

Total	$15,368	$7,039	$3,422

The total compensation cost related to non-vested awards not yet recognized was $12.4 million as of December 31, 2015. The weighted-average period over which this expense is expected to be recognized is approximately 1.6 years. For the year ended December 31, 2015, stock-based compensation included $3.9 million in severance charges associated with the termination of former executives.

Employee Stock Purchase Plan

In October 2012, we adopted the 2012 Employee Stock Purchase Plan (“2012 Purchase Plan”), which enables participants to contribute up to 15% of such participant’s eligible compensation during a defined six-month period to purchase our common stock. The purchase price of common stock under the 2012 Purchase Plan will be the lesser of: (i) 85% of the fair market value of our common stock at the inception of the enrollment period or (ii) 85% of the fair market value of our common stock at the applicable purchase date. We issued 69,380 shares of common stock under the 2012 Purchase Plan for the year ended December 31, 2015. As of December 31, 2015, 155,500 shares of our common stock were issued and 1,260,136 shares of our common stock were reserved for future issuance and have been authorized for purchase under the 2012 Purchase Plan.

Inducement Plan

On July 17, 2015, the Company’s Board of Directors adopted an Inducement Plan, which became effective immediately. Stockholder approval of the Inducement Plan was not required pursuant to Rule 5635 (c)(4) of the NASDAQ Listing Rules. The Inducement Plan initially reserved 1,000,000 shares of common stock and provides for the grant of NSOs that will be used exclusively for grants to individuals that were not previously employees or directors of the Company, as an inducement material to the individual’s entry into employment with the Company. Under the Inducement Plan, options may be granted with different vesting terms from time to time, but not to exceed ten years from the date of grant.

Under the Inducement Plan, options typically vest over four years, with 25% of the total grant vesting on the first anniversary of the effective date of the option grant and the remaining grant vesting monthly thereafter over the following 36 months.

11. Defined Contribution Plan

In 2009, we established an employee 401(k) salary deferral plan (“401(k) Plan”) covering all eligible employees. Active employees who are at least 18 years old and are not otherwise disqualified under the terms of the 401(k) Plan are eligible to participate. Employees may contribute up to 50% of their compensation per year (subject to a maximum limit prescribed by federal tax law). Under the 401(k) Plan, we may elect to match a discretionary percentage of employee contributions. We have elected to match 25% of employees’ contributions up to 6% of the employees’ eligible salary. We made $0.1 million in matching contributions for each of the years ended December 31, 2015, 2014 and 2013, respectively.

12. Income Taxes

The following table summarizes the components of our income tax (benefit) expense (in thousands):

	Year ended December 31,
	2015	2014	2013
Current:
Federal	$—	$—	$—
State	1	1	1

	1	1	1

Deferred:
Federal	(17)	—	(20)
State	(2)	—	(4)

	(19)	—	(24)

Income tax (benefit) expense	$(18)	$1	$(23)

The following is a reconciliation of the expected statutory federal income tax provision to our actual income tax provision (in thousands):

	Year ended December 31,
	2015	2014	2013
Expected income tax benefit at federal statutory tax rate	$(18,960)	$(19,271)	$(6,355)
State income taxes, net of federal benefit	(1,580)	(2,348)	(1,090)
Tax credits	(5,039)	(3,307)	(2,406)
Change in fair value of convertible note payable	616	4,120	456
Change in valuation allowance	23,216	20,047	9,026
Prior year true-up	110	(92)	(235)
Stock compensation	1,161	902	667
Reserve for uncertain tax positions	254	—	—
Other	204	(50)	(86)

Income tax (benefit) expense	$(18)	$1	$(23)

The following table summarizes the significant components of our deferred tax assets and liabilities (in thousands):

	December 31,
	2015	2014
Deferred tax assets:
Net operating loss carryovers	$48,912	$34,954
Research and development and other tax credits	15,148	8,732
Deferred revenue	1,210	1,919
Intangibles and property and equipment basis difference	2,097	1,874
Stock compensation expense	3,488	1,999
Other	1,129	617

Total deferred tax assets	71,984	50,095
Total deferred tax liabilities	(343)	(1,670)

Net deferred tax asset	71,641	48,425
Valuation allowance	(71,641)	(48,425)

Net deferred tax asset	$—	$—

For all periods presented, we have determined that it is more likely than not that our deferred tax asset will not be realized. Accordingly, we have recorded a valuation allowance to fully offset the net deferred tax asset of $71.6 million.

As of December 31, 2015, we had federal and California tax net operating loss carryforwards of $143.5 million and $133.3 million, respectively, which begin to expire in 2030 and 2031. At December 31, 2015, approximately $19.4 million and $14.5 million of the Federal and State net operating loss carryforwards, respectively, relate to stock option exercises, which will result in an increase to additional paid-in capital and a decrease in income taxes payable at the time when the tax loss carryforwards are utilized. As of December 31, 2015, we also had federal and California research and development tax credit carryforwards of $12.8 million and $5.4 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2029. The California research and development tax credit carryforwards are available indefinitely. As of December 31, 2015, we also had $0.2 million of Federal Alternative Minimum Tax Credit carryforwards that are available indefinitely.

The future utilization of our research and development credit carryforwards and net operating loss carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. The Tax Reform Act of 1986 (the Act) limits a company’s ability to utilize certain tax credit carryforwards and net operating loss carryforwards in the event of a cumulative change in ownerships in excess of 50% as defined in the Act.

The following table summarizes the changes in the amount of our unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2015	2014	2013
Beginning balance of unrecognized tax benefits	$1,853	$1,092	$569
(Decrease) increase for prior year tax positions	(250)	(73)	137
Increase for current year tax positions	695	834	386

Total	$2,298	$1,853	$1,092

Included in unrecognized tax benefits of $2.3 million at December 31, 2015 was $1.7 million of tax benefits that, if recognized, would reduce our annual effective tax rate, subject to valuation allowance.

We are subject to taxation in the United States and California. Our tax years for 2009 and forward are subject to examination by the U.S. tax authorities and our tax years for 2009 and forward are subject to examination by the California tax authorities due to carryforward of unutilized net operating losses and research and development credits.

It is our practice to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2015, 2014 and 2013, we have not recognized any interest or penalties related to income taxes.

13. Related Party Transactions

We have entered into several agreements with related parties in the ordinary course of business to license intellectual property and to procure administrative and research and development support services.

In September 2014, we entered into an agreement with Sanofi-Aventis Deutschland GmbH (“Sanofi Deutschland”), a contract manufacturing subsidiary of Sanofi, for the manufacture of certain drug substance requirements and other services to support our preclinical and clinical activities associated with the RG-012 program. Pursuant to this agreement, we may engage Sanofi Deutschland from time-to-time to manufacture RG-012 drug product on our behalf. Expenses incurred under the Sanofi agreement for services performed or out-of-pocket expenses were $0.4 million for the year ended December 31, 2015 and zero for the years ended December 31, 2014 and 2013.

In February 2015, we entered into a letter agreement with Alnylam Pharmaceuticals, Inc. (“Alnylam”) pursuant to which we and Alnylam agreed to the financial terms for certain technology acquired by Alnylam within the licensed patent rights under our Amended and Restated License and Collaboration Agreement (the “Additional Patent Rights”) with Alnylam and Ionis. In addition to any royalties payable by us to Alnylam pursuant to the terms of the Amended and Restated License and Collaboration Agreement, we agreed to pay Alnylam an additional low single-digit royalty on net sales of certain products utilizing the Additional Patent Rights, with the exact royalty percentage payable being dependent on the total amount of net sales during the calendar year. We also agreed to pay Alnylam milestone payments on certain products utilizing the additional patent rights of up to $33.0 million per product upon the achievement of certain regulatory milestone events. There was no activity under this agreement for the year ended December 31, 2015.

14. Selected Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for 2015 and 2014 are as follows (in thousands, except per share data):

	For the quarters ending
	March 31	June 30	September 30	December 31
2015
Revenues	$4,200	$3,834	$1,865	$10,860
Operating expenses	17,071	25,015	15,210	18,221
Net loss	(14,487)	(21,035)	(13,000)	(7,226)
Basic and diluted net loss per share(1)	$(0.29)	$(0.41)	$(0.25)	$(0.14)
2014
Revenues	$1,631	$736	$1,083	$4,219
Operating expenses	12,336	13,749	12,742	13,752
Net loss	(12,741)	(11,973)	(9,798)	(22,168)
Basic net loss per share(1)	$(0.30)	$(0.28)	$(0.23)	$(0.47)
Diluted net loss per share(1)(2)	$(0.30)	$(0.29)	$(0.26)	$(0.47)

(1)	Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per share calculation.
(2)	Applicable accounting standards provides that a contract (such as the Post-IPO GSK Note) that is reported as an asset or liability for accounting purposes may require an adjustment to the numerator of the diluted earnings per share calculation for any changes in income or loss that would result if the contract had been reported as an equity instrument during the period. For these periods, adjustments were made to the numerator of the diluted earnings per share calculation to adjust net loss to remove the gain from the change in value of the convertible note payable. Adjustments to the denominator were made to add the number of shares to be issued upon conversion of the convertible note payable.